Exhibit 99.5

Postmedia Reports Third Quarter Results

July 9, 2015 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today released financial information for the three and nine months ended May 31, 2015. The results for the three and nine months ended May 31, 2015 include the results of the English language newspapers and specialty publications, as well as digital properties acquired, from Quebecor Media Inc. on April 13, 2015 (the “Sun Acquisition”).

Third Quarter Operating Results

Net loss in the quarter ended May 31, 2015 was $140.8 million, as compared to $20.6 million in the same period in the prior year. The increase in net loss was primarily the result of a $151.2 million non-cash impairment charge partially offset by net income from the properties acquired in the Sun Acquisition.

Operating loss in the quarter was $149.8 million, as compared to $5.6 million for the same period in the prior year, primarily the result of a $151.2 million non-cash impairment charge, partially offset by operating income from the properties acquired in the Sun Acquisition.

Operating income before depreciation, amortization, impairment and restructuring of $30.6 million in the quarter represents an increase of $5.0 million (19.4%), relative to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization, impairment and restructuring decreased $3.3 million (13.0%) for the quarter. This decrease relates to decreases in revenue of $23.1 million, partially offset by decreases in operating expenses of $19.8 million for the quarter including a compensation expense recovery totalling $3.5 million related to the Company’s Ontario Interactive Digital Media Tax Credit claim.

Revenue for the quarter was $205.1 million as compared to $171.0 in the prior year, an increase of $34.1 million (19.9%). Excluding the impact of the Sun Acquisition, revenue for the quarter was $147.9 million, a decrease of $23.1 million (13.5%) relative to the same period in the prior year. This decline was due to decreases in print advertising revenue of $19.1 million (20.2%), print circulation revenue of $3.2 million (6.5%) and digital revenue of $0.9 million (4.0%).

Total operating expenses excluding depreciation, amortization, impairment and restructuring increased $29.1 million (20.0%) for the quarter, relative to the same period in the prior year. Excluding the impact of the Sun Acquisition and the recovery of $3.5 million relating to the Ontario Interactive Digital Media Tax Credit, total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $16.3 million (11.2%). These expense decreases occurred in most operating expense categories including compensation, newsprint and distribution expenses. Production expenses increased as a result of outsourcing of the production of the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

During the three months ended May 31, 2015, the Company recorded impairments totaling $151.2 million. This total includes $150.7 million related to goodwill and intangible assets and $0.5 million related to assets held-for-sale.

Year-to-Date Operating Results

Net loss in the nine months ended May 31, 2015 was $209.3 million, as compared to $57.7 million in the same period in the prior year. The increase in net loss was primarily the result of a $153.0 million non-cash impairment charge, an increase in non-cash foreign currency exchange losses related to the carrying value of the Company’s US dollar denominated debt, partially offset by net income from the properties acquired in the Sun Acquisition.

The operating loss was $142.7 million for the nine months ended May 31, 2015, as compared to $7.4 million for the same period in the prior year. The increase in operating loss was primarily the result of a $153.0 million non-cash impairment charge partially offset by operating income from the properties acquired in the Sun Acquisition.

Operating income before depreciation, amortization, impairment and restructuring was $89.1 million, a decrease of $4.7 million (5.0%) relative to the same period in the prior year. Excluding the impact of the Sun Acquisition, operating income before depreciation, amortization, impairment and restructuring decreased $13.0 million (13.9%) for the nine months ended May 31, 2015. This decrease relates to decreases in revenue of $64.6 million, partially offset by decreases in operating expenses of $51.6 million including a compensation expense recovery totalling $17.3 million related to the Company’s Ontario Interactive Digital Media Tax Credit claim.

Revenue for the nine months ended May 31, 2015 was $520.1 million as compared to $527.5 million in the prior year, a decrease of $7.4 million (1.4%). Excluding the impact of the Sun Acquisition, revenue decreased $64.6 million (12.2%) for the nine months ended May 31, 2015, relative to the same period in the prior year. This decline was due to decreases in print advertising revenue of $57.0 million (18.9%), print circulation revenue of $7.4 million (5.1%) and digital revenue of $0.8 million (1.2%).

Total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $2.7 million (0.6%) for the nine months ended May 31, 2015, as compared to the same period in the prior year. Excluding the impact of the Sun Acquisition and the recovery of $17.3 million relating to the Ontario Interactive Digital Media Tax Credit, total operating expenses excluding depreciation, amortization, impairment and restructuring decreased $34.3 million (7.9%). These expense decreases occurred in most operating expense categories including compensation, newsprint and distribution expenses. Production expenses increased as a result of outsourcing of the production of the Calgary Herald in November 2013, the Montreal Gazette in August 2014 and both The Vancouver Sun and The Province in February 2015.

During the nine months ended May 31, 2015, the Company recorded impairments totaling $153.0 million. This total includes $150.7 million related to goodwill and intangible assets and $2.3 million related to assets held-for-sale.

Business Transformation Initiatives

As of May 31, 2015, the Company has now completed the three-year business transformation program announced in July 2012 targeting total operating cost reductions of 15% to 20%. During the three months ended May 31, 2015 the Company implemented initiatives which are expected to result in an additional $5 million of net annualized cost savings. In total, net annualized cost savings of approximately $136 million, or 20% of operating costs, were achieved under this program.

As a result of the Sun Acquisition and the continuing trends in advertising revenue the Company will continue to pursue additional cost reduction initiatives in the future. Specifically, the Company plans to eliminate an estimated additional $50 million in operating costs by the end of fiscal 2017. These additional cost reductions are expected to come from a combination of acquisition synergies and further streamlining of our operations.

Credit Facilities and Debt Repayment

As at May 31, 2015, the Company had no availability under its senior secured asset-based revolving credit facility as it failed to meet certain financial ratios that are required as a condition to borrowing. The Company hasn't relied on the ABL Facility since its inception and expects to adequately fund future obligations without the use of the ABL Facility.

During the three and nine months ended May 31, 2015 the Company made mandatory principal repayments of $9.7 million and $16.0 million, respectively, in accordance with terms of the Company’s first-lien notes indenture.

Subsequent Events

On June 9, 2015, an agreement was signed to sell the Edmonton Journal production facility for gross proceeds of $9.4 million. The sale is expected to close on July 9, 2015.

Management Commentary

“This quarter we became the new Postmedia,” said Paul Godfrey, President and Chief Executive Officer. “Expanding our scale and scope with the addition of more than 170 new brands, 2500 employees and tens of thousands of readers and audiences strengthens our Company and sets us on a good course for the future.”

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

Additional Information

Additional information, including financial statements and management’s discussion and analysis can be found on the Company’s website at www.postmedia.com/investors/financial-reports, on SEDAR at www.sedar.com or on the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the implementation and results of the Company’s transformation initiatives, the realization of targeted cost savings and the close of the sale of the Edmonton Journal production facility. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others: the risks associated with the possible failure to realize the anticipated synergies in integrating the operations of the Sun Media publications with the operations of Postmedia; competition from other newspapers and alternative forms of media; the ability of the Company to build out its digital media and online businesses; the failure to maintain current print and online newspaper readership and circulation levels; the realization of anticipated cost savings; possible damage to the reputation of the Company’s brands or trademarks; possible labour disruptions; possible environmental liabilities, litigation and pension plan obligations; fluctuations in foreign exchange rates and the prices of newsprint and other commodities. For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand
Vice President, Communications
(416) 442-2936
pgelfand@postmedia.com

Investor Contact

Doug Lamb
Executive Vice President and Chief Financial Officer
(416) 383-2325
dlamb@postmedia.com

Postmedia Network Canada Corp.
Consolidated Statements of Operations
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)	For the three months ended May 31,		For the nine months ended May 31,
	2015	2014	2015	2014

Revenues
Print advertising	112,177	94,716	280,815	301,265
Print circulation	59,043	49,029	151,989	146,167
Digital	25,833	23,067	70,636	67,757
Other	8,039	4,177	16,611	12,262
Total revenues	205,092	170,989	520,051	527,451
Expenses
Compensation	80,527	72,492	201,186	218,498
Newsprint	10,300	7,588	23,476	24,110
Distribution	33,661	25,978	80,561	76,990
Production	17,275	10,164	39,845	28,289
Other operating	32,690	29,100	85,879	85,760
Operating income before depreciation, amortization, impairment and restructuring	30,639	25,667	89,104	93,804
Depreciation	4,628	15,918	26,175	40,314
Amortization	10,236	9,542	29,299	29,553
Impairments	151,200	-	153,043	-
Restructuring and other items	14,357	5,813	23,273	31,351
Operating loss	(149,782)	(5,606)	(142,686)	(7,414)
Interest expense	17,147	15,799	50,336	47,137
Net financing expense related to employee benefit plans	1,391	1,405	4,172	4,213
Gain on disposal of property and equipment and asset held-for-sale	(6)	(244)	(746)	(231)
(Gain) loss on derivative financial instruments	596	691	(3,512)	(4,010)
Foreign currency exchange (gains) losses	(2,070)	(2,652)	42,377	3,177
Loss before income taxes	(166,840)	(20,605)	(235,313)	(57,700)
Recovery of income taxes	(26,000)	-	(26,000)	-
Net loss attributable to equity holders of the Company	(140,840)	(20,605)	(209,313)	(57,700)

Loss per share attributable to equity holders of the Company
Basic	$(0.84)	$(0.51)	$(2.51)	$(1.43)
Diluted	$(0.84)	$(0.51)	$(2.51)	$(1.43)

Postmedia Network Canada Corp.
Consolidated Statements of Financial Position
(UNAUDITED)

(In thousands of Canadian dollars)	As at May 31, 2015	As at August 31, 2014

Assets
Current Assets
Cash	50,294	30,490
Accounts receivable	121,022	64,871
Income taxes receivable	3,652	-
Inventory	6,312	2,294
Prepaid expenses and other assets	13,614	9,888
Total current assets	194,894	107,543
Non-Current Assets
Property and equipment	279,002	155,007
Asset held-for-sale	24,694	22,246
Derivative financial instruments	23,994	18,392
Other assets	259	17
Intangible assets	278,674	287,789
Goodwill	128,460	149,600
Total assets	929,977	740,594

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	106,862	59,073
Provisions	13,828	15,629
Deferred revenue	40,262	24,176
Current portion of long-term debt	19,466	12,500
Total current liabilities	180,418	111,378
Non-Current Liabilities
Long-term debt	632,695	473,800
Employee benefit obligations and other liabilities	143,888	143,157
Provisions	490	634
Deferred income taxes	2,181	681
Total liabilities	959,672	729,650

Equity
Capital stock	535,494	371,132
Contributed surplus	10,245	9,890
Deficit	(575,434)	(370,078)
Total equity (deficiency)	(29,695)	10,944
Total liabilities and equity (deficiency)	929,977	740,594

Postmedia Network Canada Corp.
Consolidated Statements of Cash Flows
(UNAUDITED)

(In thousands of Canadian dollars)	For the three months ended May 31,		For the nine months ended May 31,
	2015	2014	2015	2014

Cash Generated (Utilized) by:
Operating Activities
Net loss attributable to equity holders of the Company	(140,840)	(20,605)	(209,313)	(57,700)
Items not affecting cash:
Depreciation	4,628	15,918	26,175	40,314
Amortization	10,236	9,542	29,299	29,553
Impairments	151,200	-	153,043	-
(Gain) loss on derivative financial instruments	596	691	(3,512)	(4,010)
Non-cash interest	1,010	1,511	2,645	4,476
Gain on disposal of property and equipment and asset held-for-sale	(6)	(244)	(746)	(231)
Non-cash foreign currency exchange (gains) losses	(1,777)	(2,363)	42,112	3,179
Share-based compensation plans and other long-term incentive plan expense	(212)	306	255	1,052
Deferred income tax recovery	(26,000)	-	(26,000)	-
Net financing expense relating to employee benefit plans	1,391	1,405	4,172	4,213
Employee benefit funding in excess of compensation expense	(822)	(2,194)	(570)	(4,711)
Net change in non-cash operating accounts	28,973	8,961	12,816	15,675
Cash flows from operating activities	28,377	12,928	30,376	31,810

Investing Activities
Net proceeds from the sale of property and equipment and asset held-for-sale	9	245	13,215	279
Purchases of property and equipment	(531)	(2,823)	(2,889)	(8,998)
Purchases of intangible assets	(258)	(864)	(561)	(2,820)
Acquisition, net of cash acquired	(303,485)	-	(303,485)	-
Cash flows used in investing activities	(304,265)	(3,442)	(293,720)	(11,539)

Financing activities
Proceeds from issuance of long-term debt	140,000	-	140,000	-
Proceeds from issuance of shares	173,500	-	173,500	-
Repayment of long-term debt	(9,733)	(6,250)	(15,983)	(12,500)
Restricted cash	12,442	-	-	-
Debt issuance costs	(3,041)	-	(5,231)	-
Share issuance costs	(6,196)	-	(9,138)	-
Cash flow from (used in) financing activities	306,972	(6,250)	283,148	(12,500)

Net change in cash for the period	31,084	3,236	19,804	7,771
Cash at beginning of period	19,210	45,347	30,490	40,812
Cash at end of period	50,294	48,583	50,294	48,583

Supplemental disclosure of operating cash flows
Interest paid	12,815	8,879	41,438	37,987
Income taxes paid	-	-	-	-